January 12, 2007

George I. Norman, III, President
LILM, Inc.
1390 South 1100 East   #204
Salt Lake City, Utah 84105-2463

RE: **LILM, Inc.**
     Amendment No. 2 to Registration Statement on
     Form 10-SB
     Filed November 27, 2006
     File No. 0-51872

Dear Mr. Norman:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Stock Offering, page 4

1. We note the disclosure in the final sentence of this section that Stanley K. Stilwell acted as the company's sales agent with respect to its stock offering which commenced February 21, 2002. Please expand the disclosure to address Mr. Stilwell's background and qualifications. Was he a registered broker-dealer? If not, please supplementally advise the staff of the basis of Mr. Stilwell's participation in offering the securities without broker-dealer registration. If Rule 3a4-1 of the Securities Exchange Act of 1934 was relied upon, please explain how each element of the Rule was satisfied.

2. Also, please state whether or not Mr. Stilwell has had any previous relationship or affiliation with the company or its management.

Future Milestones, page 14

3. The last paragraph of this section and also the initial paragraph under "Plan of Operation" should be expanded to make clear what may occur in the event the company is not able to generate or secure adequate funds to accomplish the objectives set forth in the table for the next twelve months.

Item 6. Executive Compensation, page 19

4. The penultimate sentence of the initial paragraph is noted. Please disclose the number of hours per week that Mr. Norman intends to devote to the company's business in 2007.

5. Please update the disclosure in this section to address the executive compensation for the year ended 2006.

Item 8. Description of Securities

Common Stock, page 20

6. Please provide an <u>actual date</u> for the number of shares issued and outstanding.

Part II.

Item 1. Market Price of and Dividends…, page 21

7. Update the fifth (5th) paragraph to disclose the number of holders of record as of a more recent date.

8. Please revise to briefly indicate whether any amount of common stock is subject to outstanding options or warrants to purchase common equity or securities convertible into common equity.

Report of Independent Registered Public Accounting Firm, page F-1

9. The audit report is dated February 24, 2006. However, the financial statements were revised subsequent to the last amendment, filed in August 2006. Please explain why a dual-dated audit opinion and corresponding note to the financial statement have not been provided, considering the restatement of the audited financial statements.

Interim Financial Statements, page F-10

10. The comparative balance sheet as of December 31, 2005, included with the

interim financial statements on page F-10, does not agree with the annual financial statements included on pages F-2 through F-5. Also, the cumulative financial statements on pages F-11 and F-12 should include the cumulative operations of the business from inception on April 22, 1997, as reported in the annual financial statements. Please revise. Also, please revise your Forms 10-QSB accordingly.

Forms 10-QSB for Fiscal Quarters Ended June 30, 2006, and September 30, 2006

Item 3. Controls and Procedures, page 12

11. We note the statement that your principal executive officer and principal financial officer concluded your disclosure controls and procedures provide "reasonable assurance." It does not appear your certifying officers have reached a conclusion that your disclosure controls and procedures are "effective." Please revise to address your officers' conclusions regarding the effectiveness of your disclosure controls and procedures to comply with Item 307 of Regulation S-B.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Raquel Howard at (202) 551-3291 if you have any questions regarding the financial statements and related matters. Please contact Janice McGuirk at (202) 551-3395 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Leonard Neilson, Esq.
     via fax (801) 733-0808